

October 27, 2010

Alex Ko
Chief Financial Officer
Wilshire Bancorp, Inc.
3200 Wilshire Boulevard
Los Angeles, CA  90010

> **Re:** **Wilshire Bancorp, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed March 15, 2010**
> **Form 10-Q for the Quarterly Period Ended June 30, 2010**
> **Filed August 9, 2010**
> **File No. 000-50923**

Dear Mr. Ko:

We have reviewed your filings and your response letter dated June 2, 2010 and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, including a draft of your proposed disclosures to be made in future filings, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 11.  Executive Compensation

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 18

1.   We note your response to prior comment 10 in our letter dated May 19, 2010.  We also note the following disclosures in your definitive proxy statement:

- The HR Committee considers "performance compared to the financial and strategic goals for each Named Executive Officer."  (page 20); and

- You did not pay an incentive bonus to any Named Executive Officer, among other reasons, "in light of the Bank's financial performance relative to the benchmarks set by [your] Board of Directors." (page 24).

Please explain.

Summary Compensation Table, page 27

2.  We note your response to prior comment 12 in our letter dated May 19, 2010. We do not think you have provided a detailed analysis. Therefore, we reissue the comment.

Form 10-Q for the Quarterly Period Ended June 30, 2010

Item 2.  Management's Discussion and Analysis of Financial Condition and Results of Operations, page 21

3.  In future filings, consider the need to present a separate disclosure section for the FDIC-assisted transaction. In this regard, please see Item 303(a)(3)(ii) of Regulation S-K regarding trends.

Item 1A.  Risk Factors, page 49

4.  In future filings, please include a risk factor entitled "Income from FDIC Assisted Purchase May Not Continue", or something similar, and discuss the impact on net income from the assisted purchase, both the discount and the loss sharing arrangement as well as any other significant items associated with that transaction. In this regard, disclose the impact during the current period as compared to prior periods and discuss the going forward anticipated impact.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Michael Seaman at (202) 551-3366 or me at (202) 551-3434 with any questions.

Sincerely,


Michael Clampitt
Senior Attorney